Exhibit 3.1
ELLINGTON CREDIT COMPANY
ARTICLES SUPPLEMENTARY
SERIES A PREFERRED SHARES
Ellington Credit Company, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Pursuant to the authority expressly vested in the Board of Trustees of the Trust (the “Board of Trustees” or the “Board”) in Article VI of the Declaration of Trust of the Trust, as it may be amended, corrected or supplemented (the “Declaration of Trust”), the Board of Trustees, by duly adopted resolutions, has classified and designated 1,000 authorized but unissued preferred shares of beneficial interest, $0.01 par value per share (“Preferred Shares”), of the Trust as Series A Preferred Shares of Beneficial Interest, $0.01 par value per share (“Series A Preferred Shares”), of the Trust with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, which, upon any restatement of the Declaration of Trust, shall become part of Article VI of the Declaration of Trust, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Declaration of Trust.
TERMS OF THE SERIES A
PREFERRED SHARES
Section 1.Designation, Amount and Par Value. The series of Preferred Shares created hereby shall be designated as the Series A Preferred Shares, and the number of shares so designated shall be one thousand (1,000). The Series A Preferred Shares shall each have a par value of $0.01 per share and will be uncertificated and represented in book-entry form.
Section 2.Dividends. No holder of any Series A Preferred Shares, as such, shall be entitled to receive dividends of any kind.
Section 3.Voting Rights. Except as otherwise provided by the Trust’s Bylaws (as amended or restated from time to time, the “Bylaws”) or Declaration of Trust or as required by law, a holder of any Series A Preferred Shares shall have the following voting rights:
3.1 Except as otherwise provided herein, each outstanding Series A Preferred Share shall have 25,000 votes. Each outstanding Series A Preferred Share shall vote together with the outstanding shares of common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of the Trust as a single class exclusively with respect to: (1) a Redomicile Proposal, (2) a Statutory Trust Agreement Proposal, (3) an Investment Advisory Agreement Proposal, and (4) Trustee Elections, each as defined below. For the avoidance of doubt, except to the extent required under the Maryland REIT Law or the Maryland General Corporation Law, no Series A Preferred Share, whether designated herein or after this date, shall be entitled to vote on any matter other than those enumerated in the foregoing sentence. As used herein, the term “Redomicile Proposal” means any proposal for the Trust to change its legal form from a Maryland real estate investment trust to a Delaware statutory trust; the term “Statutory Trust Agreement Proposal” means any proposal by the Trust to amend and restate the existing Declaration of Trust to allow it to comply with the requirements of a statutory trust agreement in the state of Delaware; the “Investment Advisory Agreement Proposal” means any proposal by the Trust to enter into a new investment advisory agreement with Ellington Credit Company Management, LLC (the “Manager”) which complies with the requirements of the Investment Company Act of 1940, as amended and which does not result in a change in the structure of the advisory fees payable by the Trust to the Manager under its existing management agreement and the “Trustee Elections” means any proposal with respect to the election of Trustees of the Trust. The Redomicile Proposal, the Statutory Trust Agreement Proposal, and the Investment Advisory Agreement Proposal are collectively referred to as the “Conversion Proposals”, and the Conversion Proposals, collectively with the Trustee Elections are referred to as the “Applicable Proposals”.
3.2The Series A Preferred Shares shall be entitled to vote on the Applicable Proposals, but such voting rights are subject to, and such votes shall only be entitled to be cast in accordance with, the terms of that certain Subscription Agreement, dated as of December 9, 2024, between the Company and the holder of the Series A Preferred Shares.
Section 4.Rank; Liquidation and Other. Upon any liquidation, dissolution or winding-up of the Trust, whether voluntary or involuntary, the holders of Series A Preferred Shares shall be entitled to receive out of the assets, whether capital or surplus, of the Trust an amount equal to the stated value for each Series A Preferred Share before any distribution or payment shall be made to the holders of Common Shares or any shares of the Trust, including any Series A Junior Preferred Shares, ranking junior to the Series A Preferred Shares then outstanding, and if the assets of the Trust shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series A Preferred Shares shall be ratably distributed among the holders of the Series A Preferred Shares in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. As used herein, the term “Stated Value” per Series A Preferred Share means an amount equal to $1.00.
Section 5.Transfer. The Series A Preferred Shares may not be Transferred at any time prior to shareholder approval of the Applicable Proposals without the prior written consent of the Board. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the Series A Preferred Shares (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.
Section 6.Redemption.
6.1The outstanding Series A Preferred Shares shall be redeemed in whole, but not in part, at the earliest of: (i) if such redemption is authorized and directed by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion, (ii) automatically upon the approval by the Trust’s shareholders of the Conversion Proposals at any meeting of shareholders or (iii) immediately prior to the record date for the 2025 Annual Meeting of Shareholders of the Trust (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.
6.2The Series A Preferred Shares redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $1.00 in cash (the “Redemption Price”) for each Series A Preferred Share that is owned of record as of immediately prior to the Redemption Time and redeemed pursuant to the Redemption, payable upon the Redemption Time.
6.3From and after the time at which the Series A Preferred Shares are called for Redemption (whether automatically or otherwise) in accordance with Section 6.1, such Series A Preferred Shares shall cease to be outstanding, and the only right of the former holder of such Series A Preferred Shares, as such, will be to receive the applicable Redemption Price. Each Series A Preferred Share redeemed by the Trust pursuant to these Articles Supplementary shall be automatically retired and restored to the status of an authorized but unissued Preferred Share upon such Redemption. Notice of a meeting of the Trust’s shareholders for the submission to such shareholders of any proposal to approve the Applicable Proposals shall constitute notice of the Redemption of Series A Preferred Shares and result in the automatic Redemption of the Series A Preferred Shares at the Redemption Time pursuant to Section 6.1 hereof.
Section 7.Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.
SECOND: The Series A Preferred Shares have been designated and classified by the Board under the authority contained in the Declaration of Trust.
THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
FOURTH: These Articles Supplementary shall become effective to 4:15 P.M., Eastern Time, on December 9, 2024.
FIFTH: The undersigned Chief Executive Officer of the Trust acknowledges these Articles Supplementary to be the trust act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.
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IN WITNESS WHEREOF, Ellington Credit Company has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer, and attested to by its Secretary, on this 9th day of December, 2024.

ATTEST:		ELLINGTON CREDIT COMPANY

By:	/s/ Alaael-Deen Shilleh	By:	/s/ Laurence E. Penn
Name:	Alaael-Deen Shilleh	Name:	Laurence E. Penn
Title:	Secretary	Title:	Chief Executive Officer
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